2Q26 Earnings Release

2 Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036

1 2Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

1-1 2Q26 Highlights

Financials

OP declined due to prior-year base(real estate pjt.*), while achieving QoQ turnaround

(Unit: KRW)

Cons. Revenue **6,679.9**bn (QoQ -1.5%, YoY -10.1%)

Operating Profit **648.3**bn (QoQ +34.3%, YoY -36.1%)

Sep. Revenue **4,523.5**bn (QoQ -6.4%, YoY +3.3%)

Operating Profit **313.9**bn (QoQ +23.9%, YoY -17.0%)

* Gwangjin-gu Lotte Eastpole Apartment

Management Strategy

Transform into AX Platform Company

Asia AX Connectivity Hub

Demand –driven expansion by 2031 of AIDC capacity(+1 GW) & Subsea cable(+90 Tbps)

AX growth drivers

B2B Industry specific AX/ B2C Hyper-personalized AX / Future growth AX

'Zero Trust'-based Cyber security & IT

Governance Integration / Prevention Framework / Workforce expansion / External expert collaboration

Network infrastructure

Enhancement of network quality & capacity / Advancing future network technologies

Value-up & Shareholder Return

Value-up Plan Announced progress & plan (Aug.12)

2Q26 DPS[1] KRW 600

Share Buyback/ Cancellation KRW 250bn (FY26 Value up plan)

1)Record date('26.7.29), Payment('26.8.13), 2)Trust contract for acquisition of treasury share('26.03.10~'26.9.9)

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5 AX Platform Company AX Enhance profitability AssetOptimization Additional Shareholder Return FY2028 Financial Target and Action plans1-2

1 2Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

7 Financial Highlights1 (Unit: KRW bn) 1) OP Margin1 = Operating Income/Service Revenue 2Q25 1Q26 2Q26 QoQ YoY Operating Revenue 7,427.4 6,778.4 6,679.9 -1.5% -10.1% Service Revenue 5,817.8 5,733.4 5,922.9 3.3% 1.8% Sale of goods 1,609.6 1,045.0 757.0 -27.6% -53.0% Operating Expense 6,412.6 6,295.7 6,031.6 -4.2% -5.9% Operating Income 1,014.8 482.7 648.3 34.3% -36.1% Margin 13.7% 7.1% 9.7% 2.7%p -4.0%p Margin1 17.4% 8.4% 10.9% 2.5%p -6.5%p Non-op. Income/Loss -39.9 29.8 -2.2 Turned to loss Narrowing loss Income before taxes 974.9 512.5 646.1 26.1% -33.7% Net Income 733.3 388.3 480.6 23.7% -34.5% Margin 9.9% 5.7% 7.2% 1.5%p -2.7%p EBITDA 1,990.7 1,440.0 1,589.4 10.4% -20.2% Margin 26.8% 21.2% 23.8% 2.5%p -3.0%p CAPEX 712.6 363.7 509.1 40.0% -28.6% K-IFRS / Consolidated • Revenue -10.1% YoY due to prior-year base effect (real estate pjt.) and lower wireless revenue following the appreciation program • OP -36.1% YoY followed by prior-year base effect and decline of KT separate OP

8 CAPEX2 ■ Major Subsidiaries’ CAPEX Includes Finance, Media, DC/Cloud, Real Estate, etc. ■ KT Separate CAPEX Access network, Backbone Network, B2B and etc. K-IFRS / Separate and major subsidiaries (Unit: KRW bn) • 1 H26 Total CAPEX Execution : KRW 718.0bn(KT Separate), KRW 154.8bn(Major Subsidiaries) 2,412 2,300 2,144 718 907 824 796 155 2023 2024 2025 1H26 KT Major Subsidiaries 3,319 3,124 2,940 873

1 2Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

10 KT - Wireless • Service revenue down -1 .8% YoY, reflecting the impact of the customer appreciation program’26.02~07 and subs. churn during the penalty waiver period (5G penetration : 83.2%) • Enhancing profitability through personalized AX and stronger digital distribution channels 1 (Unit: KRW bn) 2Q25 1Q26 2Q26 QoQ YoY Wireless 1,781.7 1,757.4 1,749.7 -0.4% -1.8% Wireless Service 1,704.8 1,683.0 1,674.9 -0.5% -1.8% Interconnection 76.9 74.3 74.8 0.7% -2.7% Wireless Subscribers (Unit: Thousands) K-IFRS / Separate 26,445 27,491 28,328 28,985 29,162 7,649 8,057 8,368 8,749 9,048 6,180 6,574 6,974 7,019 7,059 2,795 2,649 2,487 2,324 2,247 10,866 11,048 11,156 11,070 11,147 2Q25 3Q25 4Q25 1Q26 2Q26 Handset(5G) Handset(exc. 5G) 2nd device & IoT MVNO

11 KT - Fixed Line • Broadband : +1.1% YoY rev. growth, due to increase in GiGA subs. and value-added services • Media : -0.5% YoY rev. decline, as weaker advertising and PPV* revenue offset IPTV subs. 2 (Unit: Thousands) Broadband Subscribers (Unit: Thousands) IPTV Subscribers 2Q25 1Q26 2Q26 QoQ YoY Fixed Line 1,334.5 1,321.6 1,314.8 -0.5% -1.5% Broadband 631.4 640.2 638.0 -0.3% 1.1% Media 526.9 526.0 524.5 -0.3% -0.5% Home Telephony 176.2 155.4 152.3 -2.0% -13.6% Subscribers GiGA (%) (Unit: KRW bn) K-IFRS / Separate 10,073 10,135 10,170 10,188 10,231 2Q25 3Q25 4Q25 1Q26 2Q26 69.7% 70.0% 70.1% 70.1% 70.2% 9,490 9,520 9,533 9,520 2Q25 3Q25 4Q25 1Q26 2Q26 9,544 *PPV : Pay-Per-View

12 KT - B2B Services3 (Unit: KRW bn) B2B Services Revenue Revenue of AX biz. 2Q25 1Q26 2Q26 QoQ YoY B2B Service 922.7 872.4 901.1 3.3% -2.3% (Unit: KRW bn) (Unit: KRW bn) K-IFRS / Separate • Rev. -2.3% YoY due to the prior-year base(Design&Build), while achieving QoQ turnaround driven by balanced growth in AX and corporate telecom business YoY -2.3% 922.7 932.7 858.6 872.4 901.1 2Q25 3Q25 4Q25 1Q26 2Q26 QoQ +3.3% 2Q25 3Q25 4Q25 1Q26 2Q26 kt cloud KT AX biz. 300.7 358.1 369.6 350.8 367.8 ※ KT AX biz. : Subsea cable, AICC, AI/IT service, etc. YoY +22.3% QoQ +4.8%

13 Major Subsidiaries4 • kt cloud rev. +19.8% YoY by increased DC Gasan,‘25.11 utilization and Design & Build business expansion • kt estate rev. +80.1% YoY supported by growth in hotel business and new development* project Revenue of Major Subsidiaries (consolidated) 2Q25 1Q26 2Q26 QoQ YoY BC Card 909.8 873.7 930.7 6.5% 2.3% kt skylife 247.2 239.0 249.9 4.6% 1.1% Content Subsidiaries* 143.5 146.4 166.4 13.7% 16.0% kt cloud 221.5 250.1 265.4 6.1% 19.8% kt estate 160.4 237.4 288.9 21.7% 80.1% *kt nasmedia,kt studiogenie(Genie music, Storywiz, and others incl.) *Earnings of PlayD was reflected up to 1Q25(disposed on Apr. 3,2025) Subsidiaries’ OP Contribution (Unit: KRW bn) K-IFRS / Consolidated(each subsidiary) (Unit: KRW bn) Excluding one-off(Gwangjin-gu real-estate PJT) gains (proportion) * Daejeon HR Center 546.1 197.3 132.1 168.8 259.3 2Q25 3Q25 4Q25 1Q26 2Q26

1 2Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	2Q25	3Q25	4Q25	1Q26	2Q26
Operating revenue	**7,427.4**	**7,126.7**	**6,845.0**	**6,778.4**	**6,679.9**
Service revenue	5,817.8	5,920.8	5,949.4	5.733.4	5,922.9
Sale of goods	1,609.6	1,205.9	895.6	1.045.0	757.0
Operating expense	**6,412.6**	**6,588.6**	**6,617.7**	**6.295.7**	**6,031.6**
Cost of Service	5,129.9	5,304.6	5,548.9	5.165.6	5,235.8
Labor cost	1,119.4	1,167.6	1,184.0	1.173.9	1,173.9
General expense	2,639.7	2,725.9	2,788.9	2.592.7	2,596.0
Cost of service	755.8	778.5	701.2	746.3	813.9
Selling expense	615.1	632.6	874.8	652.7	651.9
Cost of Goods sold	1,282.6	1,283.9	1,068.7	1.130.2	795.8
Operating income	**1,014.8**	**538.2**	**227.3**	**482.7**	**648.3**
N-OP income (loss)	**-39.9**	**55.3**	**-89.5**	**29.8**	**-2.2**
N-OP income	351.4	132.7	264.5	365.9	254.0
N-OP expense	407.1	74.2	367.7	342.9	284.4
Equity Method (G/L)	15.7	-3.3	13.7	6.9	28.3
Income bf tax	**974.9**	**593.4**	**137.9**	**512.5**	**646.1**
Income tax	241.6	148.2	46.5	124.2	165.5
Net income	**733.3**	**445.3**	**91.5**	**388.3**	**480.6**
NI contribution to KT	687.9	391.5	111.7	352.2	440.1
EBITDA	**1,990.7**	**1,503.9**	**1,197.3**	**1.440.0**	**1,589.4**
EBITDA Margin	26.8%	21.1%	17.5%	21.2%	23.8%

KT Separate	2Q25	3Q25	4Q25	1Q26	2Q26
Operating revenue	**4,772.8**	**5,109.0**	**4,760.2**	**4,834.6**	**4,523.5**
Service revenue	4,131.7	4,179.9	4,122.5	4,069.1	4,079.3
Handset revenue	641.1	929.1	637.7	765.5	444.2
Operating expense	**4.304.1**	**4,768.1**	**4,664.9**	**4,520.7**	**4,134.5**
Cost of Service	3.677.4	3,837.8	4,042.6	3,721.5	3,719.3
Labor cost	463.0	492.8	431.9	497.0	494.0
General expense	1.856.0	1,956.7	2,052.3	1,866.7	1,855.4
Cost of service	690.6	707.4	656.5	658.3	668.0
Selling expense	667.8	680.9	901.9	699.5	701.8
Cost of Devices sold	626.7	930.3	622.4	799.2	415.2
Operating income	**468.7**	**340.9**	**95.3**	**313.9**	**389.0**
N-OP income (loss)	**-46.2**	**39.3**	**-4.3**	**101.4**	**-9.1**
N-OP income	317.6	72.6	217.8	378.9	227.7
N-OP expense	363.9	33.2	222.2	277.5	236.7
Income bf tax	**422.5**	**380.2**	**90.9**	**415.3**	**380.0**
Income tax	64.5	90.5	42.2	75.3	94.7
Net income	**358.0**	**289.7**	**48.7**	**340.0**	**285.3**
EBITDA	**1.281.7**	**1,153.8**	**900.2**	**1,110.6**	**1,171.7**
EBITDA Margin	26.9%	22.6%	18.9%	23.0%	25.9%

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2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	2Q25	3Q25	4Q25	1Q26	2Q26
Assets	**42,193.3**	**43,012.8**	**42,948.6**	**43,510.0**	**44,685.0**
Current assets	14,385.4	15,123.6	13,977.5	14,527.1	14,821.6
Cash & cash equivalents	3,794.4	3,890.3	3,507.0	2,860.1	3,049.8
Trade & other receivables	3,955.6	4,215.7	3,963.7	4,192.1	4,109.3
Inventories	443.9	443.8	416.1	537.5	625.7
Other current asset	6,191.5	6,573.7	6,090.7	6,937.4	7,036.9
- Prepaid_Contract cost	1,304.0	1,450.7	1,484.6	1,445.5	1,416.4
- Contract assets	744.2	805.2	764.9	754.8	735.6
Non-current assets	27,808.0	27,889.2	28,971.0	28,982.9	29,863.4
Trade & other rec	378.3	422.1	463.1	453.5	492.6
Tangible assets	14,226.4	14,121.1	14,258.5	13,862.1	13,695.9
Other current assets	13,203.3	13,346.0	14,249.5	14,667.3	15,674.9
- Prepaid_Contract cost	631.5	629.2	614.5	679.4	666.6
- Contract assets	146.1	173.2	261.4	302.8	279.9
Liabilities	**23,316.2**	**23,752.8**	**23,490.6**	**23,516.4**	**24,253.7**
Current liabilities	12,123.5	12,223.6	11,692.8	12,642.1	13,162.5
Trade & other payables	7,077.7	7,770.5	6,868.7	6,933.6	6,781.3
Short-term borrowings	2,934.3	2,454.1	2,499.5	3,531.8	4,179.5
Others	2,111.4	1,999.0	2,324.5	2,176.8	2,201.7
- Contract liabilities	330.3	228.1	207.8	205.6	183.0
Non-current liabilities	11,192.7	11,529.2	11,797.8	10,874.3	11,091.2
Trade & other payables	383.7	386.6	328.3	295.6	613.5
Long-term borrowings	7,815.9	8,078.2	8,286.0	7,304.8	7,091.3
Others	2,993.2	3,064.4	3,183.5	3,273.9	3,386.5
- Contract liabilities	36.6	33.4	31.9	33.5	29.0
Equity	**18,877.1**	**19,259.9**	**19,458.0**	**19,993.6**	**20,431.3**
Retained earnings	14,739.9	14,986.2	14,964.3	15,174.5	15,470.0

KT Separate	2Q25	3Q25	4Q25	1Q26	2Q26
Assets	**29,008.7**	**29,049.2**	**29,677.6**	**30,116.3**	**30,444.5**
Current assets	7,022.2	7,127.8	7,212.5	7,521.4	7,181.9
Cash & cash equi.	1,419.9	1,095.5	1,585.9	1,268.9	1,210.4
Trade & other rec.	2,958.1	3,186.5	2,915.7	3,220.9	2,906.4
Inventories	166.7	155.2	94.3	173.4	270.7
Other current asset	2,477.5	2,690.7	2,616.6	2,858.2	2,794.5
- Prepaid_Contract cost	1,389.3	1,549.9	1,583.8	1,557.2	1,526.1
- Contract assets	667.8	707.8	630.0	613.4	604.1
Non-current assets	21,986.5	21,921.4	22,465.1	22,594.9	23,262.6
Trade & other rec	278.9	319.9	362.9	352.8	395.3
Tangible assets	10,913.7	10,748.7	10,932.3	10,563.9	10,402.1
Other current assets	9,941.2	10,028.4	10,357.6	10,868.1	11,685.4
- Prepaid_Contract cost	625.6	624.1	595.2	658.5	636.4
- Contract assets	116.1	140.1	226.8	258.7	257.7
Liabilities	**14,165.6**	**13,986.4**	**14,451.0**	**14,361.4**	**14,444.4**
Current liabilities	7,074.7	6,539.8	6,862.3	7,478.4	7,411.2
Trade & other payables	4,459.9	4,545.4	4,592.5	4,515.9	4,240.6
Short-term borrowings	1,895.4	1,310.4	1,323.8	2,018.1	2,279.7
Others	719.5	684.1	946.0	944.4	890.9
- Contract liabilities	204.8	198.3	185.7	186.8	162.8
Non-current liabilities	7,090.9	7,446.6	7,588.7	6,883.0	7,033.1
Trade & other payables	666.8	649.8	622.1	544.2	838.2
Long-term borrowings	5,184.4	5,499.5	5,744.9	5,006.6	4,725.0
Others	1,239.7	1,297.2	1,221.7	1,332.2	1,470.0
- Contract liabilities	28.0	27.3	24.8	29.0	25.0
Equity	**14,843.1**	**15,062.8**	**15,226.6**	**15,754.9**	**16,000.1**
Retained earnings	12,156.4	12,301.6	12,219.9	12,417.4	12,555.8

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K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	2Q 25	3Q 25	4Q 25	1Q 26	2Q 26	QoQ	YoY
Total	27,491	28,328	28,985	29,162	29,501	1.2%	7.3%
- MNO	19,842	20,271	20,618	20,413	20,453	0.2%	3.1%
- MVNO	7,649	8,057	8,368	8,749	9,048	3.4%	18.3%
5G Handset[1)]	10,866	11,048	11,156	11,070	11,147	0.7%	2.6%
Churn rate[2)]	1.0%	1.2%	1.0%	1.7%	0.9%	-0.8%p	-0.1%p
ARPU (KRW)[3)]	35,236	35,295	35,335	34,781	34,412	-1.1%	-2.3%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)
2) Churn rate : Based on MNO subscribers (excludes IoT)
3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	2Q 25	3Q 25	4Q 25	1Q 26	2Q 26	QoQ	YoY
Telephony	11,174	11,039	10,890	10,739	10,603	-1.3%	-5.1%
- PSTN	7,988	7,851	7,716	7,578	7,447	-1.7%	-6.8%
- VoIP	3,186	3,188	3,174	3,161	3,156	-0.2%	-1.0%
Broadband	10,073	10,135	10,170	10,188	10,231	0.4%	1.6%
IPTV (GTV+GTS)	9,490	9,520	9,533	9,520	9,544	0.2%	0.6%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law
- Number of KT pay TV subscribers in 2H 2025 is 9,123,463 (6-month average)

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